UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-34873

ChinaCache International Holdings Ltd.

(Translation of registrant’s name into English)

Section A, Building 3, Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 8, 2020, pursuant to Section 5.4 of the Deposit Agreement., dated as of September 30, 2010, by and among ChinaCache International Holdings Ltd. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) issued thereunder (the “Deposit Agreement”) and paragraph 21 of the form of American Depositary Receipt annexed thereto, the Depositary provided written notice to the Company of the Depositary’s resignation, such resignation to take effect upon the earlier of (i) the 90th day after delivery thereof to the Company and (ii) the appointment by the Company of a successor depositary and its acceptance of such appointment as provided in Deposit Agreement.

Pursuant to Section 6.2 of the Original Deposit Agreement, in the event a successor depositary is not duly appointed and such appointment accepted prior to the 90th day after the date of delivery of this notice of resignation of the Depositary to the Company, the Depositary intends to proceed with the termination of the Deposit Agreement upon the terms contemplated therein. If the Deposit Agreement is terminated, the Depositary may, at any time after the date of termination, sell the underlying securities for distribution to ADS holders in accordance with the terms and conditions of the Deposit Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2020	ChinaCache International Holdings Ltd.

	By:	/s/ Tong Tian
Tong Tian
Finance Vice President